Enflux, Inc.

Unaudited Financial Statements For The Years Ended December 31, 2017 to 2019

October 15, 2019

Enflux Inc
Comparative Balance Sheet
As of September 30, 2019
(In USD)

	12/31/2017	12/31/2018	09/30/2019
Assets			
Current Assets	343,697.60	119,614.28	57,655.18
Cash and Cash Equivalents	343,697.60	119,614.28	29,211.99
Paypal: Paypal	498.75	0.00	0.00
Silicon Valley Bank - SVB Online Services: OPERATING ACCOUNT (6635)	343,198.85	119,614.28	29,211.99
Transfers	0.00	0.00	28,443.19
Transfers	0.00	0.00	28,443.19
Fixed Assets	35,983.09	21,755.09	21,755.09
Equipment	103,081.09	103,081.09	103,081.09
Equipment	103,081.09	103,081.09	103,081.09
Accumulated Depreciation, Equipment	(67,098.00)	(81,326.00)	(81,326.00)
Accumulated Depreciation, Equipment	(67,098.00)	(81,326.00)	(81,326.00)
Other Assets	18,612.21	19,083.50	19,083.50
Deposits & Other Assets	13,442.50	4,495.00	4,495.00
Security Deposit	13,442.50	4,495.00	4,495.00
Loans to Shareholders	0.00	9,686.74	9,686.74
Loans to Shareholder - Doug Hoang	0.00	9,686.74	9,686.74
Subscription Receivable	248.55	134.90	134.90
Subscription Receivable	248.55	134.90	134.90
Intangible Assets	4,921.16	4,766.86	4,766.86
Patent	14,135.50	14,135.50	14,135.50
Accumulated Amortization- Patent	(14,135.50)	(14,135.50)	(14,135.50)
Trademark	5,231.16	5,426.86	5,426.86
Accumulated Amortization -Trademark	(310.00)	(660.00)	(660.00)
Total Assets	398,292.90	160,452.87	98,493.77

Liabilities & Equity			
Current Liabilities	16,888.35	2,412.98	1,766.08
Credit Cards	16,888.35	2,412.98	1,766.08
Brex Credit Card: Brex Credit Card	0.00	0.00	1,517.20
Chase: CREDIT CARD NEW (3166)	16,888.35	2,412.98	248.88
Long-term Liabilities	111,870.64	82,831.75	76,088.75
Long-Term Debt	21,245.83	6,245.83	(497.17)
Long term Debt - Legal Fees	21,245.83	6,245.83	(497.17)
Notes Payable	75,000.00	65,000.00	65,000.00
Note Payable - Sharon Brown	65,000.00	65,000.00	65,000.00
Note Payable - Julian Reif	10,000.00	0.00	0.00
Accrued Interest on Notes	15,624.81	11,585.92	11,585.92
Accrued Interest on Note-Sharon B.	8,705.56	11,585.92	11,585.92
Accrued Interest on Note-Julian R.	6,919.25	0.00	0.00
Other Liabilities	1,990,957.98	2,226,290.48	2,226,290.48
SAFE Warrants	1,853,000.00	2,203,000.00	2,203,000.00
SAFE Warrants	1,853,000.00	2,203,000.00	2,203,000.00
Convertible Security	135,000.00	0.00	0.00
Convertible Security	135,000.00	0.00	0.00
Loans from Shareholders	2,957.98	23,290.48	23,290.48
Loans from Shareholder - Doug H.	2,957.98	23,290.48	23,290.48
Equity	(1,721,424.07)	(2,151,082.34)	(2,205,651.54)
Net Income	0.00	0.00	(54,569.20)
Net Income	0.00	0.00	(54,569.20)
Common Stock	8,499.04	8,499.04	8,499.04
Common Stock	8,499.04	8,499.04	8,499.04
Additional Paid in Capital - CS	32,744.89	32,744.89	32,744.89
Additional Paid in Capital - CS	32,744.89	32,744.89	32,744.89
Cost of Raising Capital	0.00	(2,090.00)	(2,090.00)
Cost of Raising Capital	0.00	(2,090.00)	(2,090.00)
Retained Earnings	(1,598,719.75)	(2,026,174.37)	(2,026,174.37)

Generated Oct 01, 2019 - 01:03 UTC
(Sep 30, 2019 - 06:03PM PDT)

Retained Earnings	(1,598,719.75)	(2,026,174.37)	(2,026,174.37)
Subscribed Common Stocks	248.55	134.90	134.90
Subscribed Common Stocks	248.55	134.90	134.90
Treasury Stocks	(48,364.89)	(48,364.89)	(48,364.89)
Treasury Stocks	(48,364.89)	(48,364.89)	(48,364.89)
Loss Carry-over from Prior Entity	(115,831.91)	(115,831.91)	(115,831.91)
Loss Carry-over from Prior Entity	(115,831.91)	(115,831.91)	(115,831.91)
Total Liabilities & Equity	398,292.90	160,452.87	98,493.77
Net Difference	(0.00)	(0.00)	0.00

Enflux Inc
Comparative Profit and Loss Statement
September 30, 2017 to September 30, 2019
(In USD)

Revenue	FYE 2017	FYE 2018	FYE 2019	Total
Revenue				
Other Revenue	-	8,283.50	-	8,283.50
Sales Income	19,278.00	23,954.78	4,833.25	48,066.03
Sales Returns & Allowances	(6,705.88)	(4,694.65)	-	(11,400.53)
Sales Tax	(161.00)	(856.00)	-	(1,017.00)
Revenue - Other	-	-	9,620.24	9,620.24
Total Revenue	12,411.12	26,687.63	14,453.49	53,552.24
Uncategorized	-	-	1,687.76	1,687.76
Total Revenue	12,411.12	26,687.63	16,141.25	55,240.00

COGS				
Cost of Goods Sold				
Shipping and Handling Costs	-	113.53	1.26	114.79
Cost of Goods Sold - Other	24,986.31	56,338.60	1,638.98	82,963.89
Total Cost of Goods Sold	24,986.31	56,452.13	1,640.24	83,078.68
Total COGS	24,986.31	56,452.13	1,640.24	83,078.68

Generated Oct 01, 2019 - 01:02 UTC

(Sep 30, 2019 - 06:02PM PDT)

Gross Profit	**(12,575.19)**	**(29,764.50)**	**14,501.01**	**(27,838.68)**

Spending

Employee Compensation				
Salaries	71,855.88	109,143.21	8,247.47	189,246.56
Total Employee Compensation	71,855.88	109,143.21	8,247.47	189,246.56
Payroll Taxes	1,150.59	10,355.14	1,489.60	12,995.33
Benefits				
Payroll Fees	237.00	810.00	465.00	1,512.00
Total Benefits	237.00	810.00	465.00	1,512.00
Contracted Help				
Domestic	1,591.70	34,847.27	3,618.92	40,057.89
International	-	-	169.99	169.99
Contracted Help - Other	-	-	786.90	786.90
Total Contracted Help	1,591.70	34,847.27	4,575.81	41,014.78
Recruiting & Relocation				
Recruiting & Relocation - Other	-	891.68	-	891.68
Total Recruiting & Relocation	-	891.68	-	891.68
Travels & Meetings				
Airfare	1,576.36	10,154.48	-	11,730.84
Hotel & Lodging	-	409.08	-	409.08
Entertainment	-	30.00	-	30.00

Generated Oct 01, 2019 - 01:02 UTC
(Sep 30, 2019 - 06:02PM PDT)

Meals	538.66	370.66	224.60	1,133.92
Auto & Related	201.11	3,959.34	1,292.29	5,452.74
Travel Others	3,534.16	8,357.13	750.12	12,641.41
Total Travels & Meetings	5,850.29	23,280.69	2,267.01	31,397.99
General Office Expenses				
Bank Service Charges	134.48	421.83	212.12	768.43
Business Insurance	(219.00)	365.19	-	146.19
Entertainment	25.00	363.20	-	388.20
Office Supplies	1,200.38	8,708.56	417.99	10,326.93
Shipping & Delivery	9,277.30	4,154.10	217.60	13,649.00
Web Services	1,917.13	10,383.31	2,922.30	15,222.74
General Office Expenses - Other	-	723.41	706.17	1,429.58
Total General Office Expenses	12,335.29	25,119.60	4,476.18	41,931.07
Professional Services				
Accounting Fees	2,233.95	8,182.88	2,449.97	12,866.80
Legal Fees	2,162.50	1,533.01	-	3,695.51
Professional Services - Other	4,499.00	2,698.62	-	7,197.62
Total Professional Services	8,895.45	12,414.51	2,449.97	23,759.93
Marketing				
Advertising	613.03	8,020.55	1,751.84	10,385.42
Events	300.00	1,117.44	-	1,417.44
Trade Shows	-	223.08	-	223.08
Web Design & Maintenance	1,012.50	412.50	-	1,425.00
Marketing - Other	5,047.23	12,089.42	9,044.70	26,181.35

Generated Oct 01, 2019 - 01:02 UTC
(Sep 30, 2019 - 06:02PM PDT)

Total Marketing	6,972.76	21,862.99	10,796.54	39,632.29
Computer & Equipment				
Computer Equipment	190.00	3,044.86	-	3,234.86
Computer Supplies	-	797.71	67.30	865.01
Software Purchase	919.94	3,438.17	950.40	5,308.51
Rentals	-	233.11	-	233.11
Total Computer & Equipment	1,109.94	7,513.85	1,017.70	9,641.49
Facilities				
Rent & Lease	25,500.00	97,622.12	3,041.33	126,163.45
Utilities	2,856.83	10,707.56	2,189.50	15,753.89
Repairs & Maintenance	-	355.04	-	355.04
Telephone	-	312.56	-	312.56
Internet Connectivity	89.98	44.99	-	134.97
Office Meals	1,090.43	6,616.66	540.64	8,247.73
Groceries	2,826.39	7,625.21	646.92	11,098.52
Total Facilities	32,363.63	123,284.14	6,418.39	162,066.16
Depreciation & Amortization				
Depreciation	46,730.00	-	-	46,730.00
Amortization	12,411.50	-	-	12,411.50
Depreciation & Amortization - Other	-	14,578.00	-	14,578.00
Total Depreciation & Amortization	59,141.50	14,578.00	-	73,719.50
Taxes	25.00	1,558.00	1,299.00	2,882.00
Payment Processing Fee	382.36	619.76	526.18	1,528.30

Research and Development

Research & Development - Contractor	650.00	3,814.23	6,632.00	11,096.23
Research & Development - Supplies	618.61	3,427.49	1,493.60	5,539.70
Research and Development - Other	-	670.89	6,741.99	7,412.88
Total Research and Development	1,268.61	7,912.61	14,867.59	24,048.81
Non-operating Revenues And Expenses				
Gain on Sale of Assets	(3,970.00)	-	-	(3,970.00)
Interest Expense	6,170.29	3,448.68	-	9,618.97
Total Non-operating Revenues And Expenses	2,200.29	3,448.68	-	5,648.97
Miscellaneous Expense	-	49.99	5,000.00	5,049.99
Uncategorized	-	-	5,173.77	5,173.77
Total Spending	205,380.29	397,690.12	69,070.21	672,140.62
Net Profit	(217,955.48)	(427,454.62)	(54,569.20)	(699,979.30)

Generated Oct 01, 2019 - 01:02 UTC
(Sep 30, 2019 - 06:02PM PDT)

Enflux Inc

Cash Flow Statement

October 10, 2017 to September 30, 2019

(In USD)

	10/10/2019 to 12/31/2019	12/31/2019	09/30/2019
Operating activities			
Net income (loss)	(217,955.48)	(427,454.62)	(54,606.21)
Adjustments to reconcile net profit to net cash used by operations:			
Increase in Brex Credit Card			1,517.20
Increase in CREDIT CARD NEW (3166)	9,332.16		
Decrease in CREDIT CARD NEW (3166)		(14,475.37)	(2,127.09)
Increase in Transfers			(28,443.19)
Net cash used by operating activities	(208,623.32)	(441,929.99)	(83,659.29)
Investing activities			
Decrease in Equipment	12,433.00		
Decrease in Long term Debt - Legal Fees			(6,743.00)
Decrease in Notes Receivable - Mickey Ferri	17,761.16		
Decrease in Notes Receivable - Elijah Schuldt	79,638.32		
Decrease in Notes Receivable - Doug Hoang	18,432.43		
Decrease in Loans to Shareholder - Ian Nappier	7,769.32		
Decrease in Accumulated Depreciation, Equipment	37,327.00	14,228.00	
Decrease in Security Deposit		8,947.50	
Increase in Loans to Shareholder - Doug Hoang		(9,686.74)	
Increase in Subscription Receivable	(248.55)		
Decrease in Subscription Receivable		113.65	
Increase in Trademark	(324.45)	(195.70)	
Decrease in Accumulated Amortization- Patent	12,135.50		
Decrease in Accumulated Amortization -Trademark	276.00	350.00	
Net cash provided by investing activities	185,199.73	13,756.71	(6,743.00)
Financing activities			
Decrease in Long term Debt - Legal Fees	(6,000.00)	(15,000.00)	
Increase in Accrued Interest on Note-Sharon B.	3,002.82	2,880.36	
Decrease in Note Payable - Julian Reif	(7,500.00)	(10,000.00)	
Decrease in Accrued Interest on Note-Julian R.	3,167.47	(6,919.25)	
Increase in SAFE Warrants	75,000.00	350,000.00	
Decrease in Convertible Security	115,499.04	(135,000.00)	
Increase in Additional Paid in Capital - CS	19,500.96		
Increase in Loans from Shareholder - Doug H.		20,332.50	
Increase in Subscribed Common Stocks	248.55		
Decrease in Cost of Raising Capital		(2,090.00)	
Decrease in Subscribed Common Stocks		(113.65)	
Decrease in Loss Carry-over from Prior Entity	(115,831.91)		
Net cash provided by financing activities	87,086.93	204,089.96	
Net cash decrease for period	63,663.34	(224,083.32)	(90,402.29)
Cash at beginning of period	280,034.26	343,697.60	119,614.28
Cash at end of period	**343,697.60**	**119,614.28**	**29,211.99**

ENFLUX, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2019, 2018, AND 2017

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Enflux, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company derives revenue from the design and manufacture of motion capture products for use in injury prevention and wellness industries.

A former co-founder, Mickey Ferri, departed the company to pursue family life and subsequently sold his common stock shares to several investors with the Company's permission. In 2018, Mickey Ferri exchanged 976,726 common stock shares to Pramood Kalikiri, Anthony DeCesaris, Harvard Business Angels, Empathy Ventures, Alex Gerko, Mukesh Lulla, and Gaash Soffer.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2019 for the purpose of raising operating and research and design capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating and research and design capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Long-term Liabilities - Payable Shari Brown

This is a loan for $100,000, issued on June 24th, 2015. The maturity date is May 31, 2024, with an interest rate of 4% per annum. $35,000 has been paid off to date.

Long-term Liabilities - Payable Julian Reif

This loan has been 100% paid off in full.

Loan from Shareholder- Doug Hoang

This is a 0% loan with no maturity date, issued by the Company's Founder and CEO. This loan will be paid back once the company is profitable and deemed to be in good financial health.

Inventory

The Company's inventory includes raw materials, supplies, and completed items that are held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2018, 2017, and 2016. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, it has been recognized in the statements to account for it. The net operating loss carryforward associated with 2017 will expire if unused after the tax year 2036. The Company's 2016 federal tax filing will be subject to review by the Internal Revenue Service until 2020. The Company's 2017 federal tax filing will be subject to review by the Internal Revenue Service until 2021. The

Company's 2018 federal tax filing will be subject to inspection by the Internal Revenue Service until 2022.

The Company is subject to Franchise Tax requirements in the State of Delaware. The Company's Delaware tax filings for the tax year 2016, 2017, and 2018 will be subject to review by that State until the expiration of the statutory period in 2020, 2021, and 2022, respectively.

NOTE E- EQUITY BASED COMPENSATION

In 2018, the Company adopted an equity compensation plan for the purpose of attracting and retaining qualified personnel. Options issued under the plan vest at the rate of 25% per year and grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. As of December 31, 2018, options issued, available, and exercised were as follows:

Options Exercised	0
Options Issued	282.595
Options Available	87,999

To date, no vested options have been exercised.

NOTE F- NOTES PAYABLE

The Company has promissory notes ("the Notes") payable to a related party. The Notes accrue interest at the rate of 4% per annum and reach maturity in 2024.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 1, 2020, the date that the financial statements were available to be issued.